# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD, CIK 0001340476
CUSIP: 25490H106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY, Alberta Canada (A0), T2C 1N6
Date of event which requires filing of this statement: 10/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-21-001424
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26.2% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26.2% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26.2% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26.2% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 58,038,870; shared voting power 0; sole dispositive power 58,038,870; shared dispositive power 0; aggregate amount beneficially owned 58,038,870 (30.5% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,272; shared voting power 0; sole dispositive power 2,272; shared dispositive power 0; aggregate amount beneficially owned 2,272 (0.001% of the class)
- Jones Alexander B (CIK 0001888602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,181; shared voting power 0; sole dispositive power 2,181; shared dispositive power 0; aggregate amount beneficially owned 2,181 (0.001% of the class)
- Zarate Adrian R (CIK 0002076027): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 25,875; shared voting power 0; sole dispositive power 25,875; shared dispositive power 0; aggregate amount beneficially owned 25,875 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY, Alberta Canada (A0), T2C 1N6

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) 22NW Fund, LP, a Delaware limited partnership ("22NW Fund"), with respect to the Common Shares, without par value, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) 22NW, LP, a Delaware limited partnership ("22NW"), as the investment manager of 22NW Fund;

(iii) 22NW Fund GP, LLC, a Delaware limited liability company ("22NW GP"), as the general partner of 22NW Fund;

(iv) 22NW GP, Inc., a Delaware S corporation ("22NW Inc."), as the general partner of 22NW;

(v) Aron R. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc.;

(vi) Bryson O. Hirai-Hadley;

(vii) Alexander B. Jones; and

(viii) Adrian R. Zarate.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is 590 1st Ave. S., Unit C1, Seattle, Washington 98104.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the investment manager of 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW Fund. The principal business of 22NW Inc. is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc. Mr. Hirai-Hadley serves as Director of Research at 22NW. Mr. Jones serves as Vice President and Senior Research Analyst at 22NW. Mr. Zarate is a Capital Structure Analyst at 22NW and serves on the board of directors of the Issuer.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

22NW Fund, 22NW, 22NW GP and 22NW Inc. are organized under the laws of the State of Delaware. Messrs. English, Hirai-Hadley, Jones and Zarate are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

Of the 49,955,045 Shares beneficially owned by 22NW Fund, (i) 21,981,043 of such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $44,335,026, excluding brokerage commissions, (ii) 3,899,745 of such Shares were granted by the Issuer, following shareholder approval, at a deemed price of $0.40 per Share as reimbursement for legal fees and other expenses incurred by 22NW Fund in connection with the contested director election at the Issuer's 2022 annual and special meeting; and (iii) 24,074,257(*) of such Shares were purchased pursuant to the exercise of 22NW Fund's subscription rights under the Issuer's C$30.0 million rights offering (the "Rights Offering") at a subscription price of C$0.35 per Share.

Of the 8,083,825 Shares directly owned by Mr. English, (i) 1,777,369 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $994,199, excluding brokerage commissions, (ii) 5,715,574(*) of such Shares were purchased pursuant to the exercise of Mr. English's subscription rights under the Rights Offering at a subscription price of C$0.35 per Share and (iii) 590,882 of such Shares were acquired upon the settlement of certain deferred share units ("DSUs") previously awarded to him in his capacity as a director of the Issuer.

Of the 2,272 Shares directly owned by Mr. Hirai-Hadley, (i) 1,250 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $1,763, excluding brokerage commissions, and (ii) 1,022 of such Shares were purchased pursuant to the exercise of Mr. Hirai-Hadley's subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

Of the 2,181 Shares directly owned by Mr. Jones, (i) 1,200 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $2,780, excluding brokerage commissions, and (ii) 981 of such Shares were purchased pursuant to the exercise of Mr. Jones' subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

Mr. Zarate has been awarded 25,875 DSUs in his capacity as a director of the Issuer. Each DSU represents the right to receive one Share upon the termination of Mr. Zarate's service as a director of the Issuer.

(*) Inclusive of the internal transfer of 4,117,741 Shares from 22NW Fund to Mr. English, as further described in Item 5 of Amendment No. 11 to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 190,329,208 Shares outstanding as of July 22, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 49,955,045 Shares, constituting approximately 26.2% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 8,083,825 Shares, constituting approximately 4.2% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 2,272 Shares, constituting approximately 0.001% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 2,181 Shares, constituting approximately 0.001% of the Shares outstanding.

As of the date hereof, Mr. Zarate may be deemed to beneficially own 25,875 Shares, consisting of DSUs representing the right to receive Shares upon the termination of his service as a director of the Issuer, constituting approximately 0.01% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.2% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.2% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.2% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 58,038,870 Shares, constituting approximately 30.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares directly beneficially owned by 22NW Fund.

Mr. English has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Hirai-Hadley has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Jones has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Mr. Zarate has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On August 29, 2025, 590,882 DSUs previously granted to Mr. English in his capacity as a director of the Issuer pursuant to the DIRTT Environmental Solutions Ltd. Second Amended and Restated Long Term Incentive Plan were settled in Shares on a one-for-one basis, and 182,144 DSUs previously granted to Mr. English in his capacity as a director of the Issuer pursuant to the Deferred Share Unit Plan for Non-Employee Directors were settled in cash equal to the closing price of one Share on August 28, 2025 for each DSU. Other than the settlement of Mr. English's DSUs and the granting of DSUs to Mr. Zarate described in Item 6 below, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As of the date hereof, Mr. Zarate holds 25,875 DSUs, which were granted to him on October 7, 2025 pursuant to the DIRTT Environmental Solutions Ltd. Third Amended and Restated Long Term Incentive Plan in connection with his service as a director of the Issuer.

Each DSU is the economic equivalent of one Share. All DSUs settle following the cessation of service and employment with the Issuer. For directors who are subject to taxation in the United States, the DSUs will settle no later than forty days following the cessation of service and employment of the applicable Reporting Person. The DSUs will be settled in one Share or in the cash equivalent of such Shares, calculated based on the closing price of the Shares on the day prior to the 30th day following separation from service. The foregoing description of the DSUs is qualified in its entirety by reference to the full text of the DIRTT Environmental Solutions Ltd. Third Amended and Restated Long Term Incentive Plan, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On October 9, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - DIRTT Environmental Solutions Ltd. Third Amended and Restated Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed by the Issuer on June 24, 2025).

99.2 - Joint Filing Agreement, dated October 9, 2025.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (10/09/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (10/09/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (10/09/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (10/09/2025)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (10/09/2025)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (10/09/2025)
- Jones Alexander B: /s/ Alexander B. Jones, ALEXANDER B. JONES (10/09/2025)
- Zarate Adrian R: /s/ Adrian R. Zarate, ADRIAN R. ZARATE (10/09/2025)